Exhibit 99

NEWS BULLETIN	HEMAGEN(R)DIAGNOSTICS, INC. 9033 Red Branch Road, Columbia, MD 21045

AT THE COMPANY:
William P. Hales, President & CEO
(443) 367-5500 Tel.
(443) 367-5527 Fax

FOR IMMEDIATE RELEASE February 14, 2006	OTC: HMGN.OB

HEMAGEN REPORTS NET INCOME FOR THE FIRST QUARTER
ON INCREASED SALES AND IMPROVED OPERATING RESULTS

COLUMBIA, MD — Hemagen Diagnostics, Inc. (OTC: HMGN.OB) a biotechnology company that develops, manufactures, and markets proprietary medical diagnostic test kits, today reported operating results for the first fiscal quarter ended December 31, 2005. For the three-month period ended December 31, 2005, the Company reported net income of $122,000 or $0.01 per share, compared to a net loss of $236,000 or ($0.02) per share for the quarter ended December 31, 2004. After adjusting for non-cash charges including depreciation, amortization, and non-cash interest, the net income for the quarter ended December 31, 2005 was $145,000 compared to a net loss of $103,000 for the quarter ended December 31, 2004.

William P. Hales, President and CEO, said, “This quarter marks the first time the Company has reported net income since taking over management of the company. We are pleased with the improvement in sales levels and continue to strive to make progress in improving our operations. Our main focus is on increasing revenues through core growth while continuing to contain costs. We remain focused on our number one goal of building shareholder value and positioning the company for sustained profitability. We continue to work to optimize our manufacturing facilities and improve our operating efficiencies.”

Revenues for the quarter ended December 31, 2005 were $1,965,000 as compared to revenues of $1,778,000 for the quarter ended December 31, 2004, an increase of $187,000 or 10.5%. The increase in sales, for the three-month period ended December 31, 2005, were mainly due to the increase in revenue at the Company’s Brazilian subsidiary and at Raichem, the Company’s Clinical Chemistry Division.

Gross Margins for the quarter ended December 31, 2005 were 46% of sales, as compared to 28% for the quarter ended December 31, 2004. Margins were higher than the previous period due to improved manufacturing efficiencies and reduced manufacturing spending.

At December 31, 2005, Hemagen had working capital of $1,841,000 and a current ratio of 1.8 to 1.0 compared to working capital of $3,209,000 and a current ratio of 3.3 to 1.0 at December 31, 2004. This reduction in working capital is mainly due to the classification of construction financing which was used to purchase the Company’s new headquarters as a current liability. This liability will be reclassified as a long-term liability once the construction period is complete. If this financing had been long term at December 31, 2005, the working capital of the Company would have been $2,498,000 and the current ratio would have been 2.4 to 1.0 instead of 1.8 to 1.0. Hemagen had $278,000 of cash on hand at December 31, 2005, as compared to cash on hand of $307,000 at December 31, 2004.

HEMAGEN DIAGNOSTICS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
	Dec 31, 2005	Dec 31, 2004
Revenues	$1,965,000	$1,778,000
Costs and Expenses:
Cost of Product sales	1,061,000	1,273,000
Research and development	60,000	62,000
Selling, general and administrative	582,000	572,000

Operating income (loss)	262,000	(129,000)
Other expenses, net	(116,000)	(95,000)
Income tax expense	(24,000)	(11,000)
Net income (loss)	$122,000	($ 235,000)

Net loss per share-Basic and Diluted	$0.01	($ 0.02)

RECONCILIATION OF EARNINGS BEFORE NON-CASH CHARGES FOR THE THREE-MONTH PERIODS
ENDED DECEMBER 31, 2005 (UNAUDITED)

	Three Months Ended
	Dec 31, 2005	Dec 31, 2004
Net income (loss)	$122,000	($235,000)
Adjusted for:
Depreciation and Amortization	12,000	117,000
Non-cash amortization of debt discount	15,000	15,000
Other non-cash charges	(4,000)	--

Net loss before non cash charges	$145,000	($103,000)

This reconciliation of Earnings before non-cash charges is presented because the company believes it is important to see the impact of the non-cash on the earnings of the company.

Hemagen Diagnostics, Inc., is a biotechnology company that develops, manufactures, and markets more than 150 FDA-cleared proprietary medical diagnostic test kits used to aid in the diagnosis of certain autoimmune and infectious diseases. Hemagen also manufactures and markets a complete line of Clinical Chemistry Reagents through its wholly owned subsidiary RAICHEM. In addition, Hemagen manufactures and sells the Analyst® an FDA-cleared Clinical Chemistry Analyzer used to measure important constituents in human and animal blood, and the Endochek, a clinical chemistry analyzer used to measure important constituents in animal blood. In the United States, the Company sells its products directly to physicians, veterinarians, clinical laboratories and blood banks and on a private-label basis through multinational distributors of medical supplies. Internationally, the Company sells its products primarily through distributors. The Company sells the Analyst® and the Endochek both directly and through distributors servicing physicians’ office laboratories and veterinarians’ offices. Hemagen’s products are used in many of the largest Laboratories, Hospitals, and Blood Banks around the world. Hemagen sells its products to over 1,000 customers worldwide. The company focuses on markets that offer significant growth opportunities. The Company was incorporated in 1985 and became a public company in 1993.

Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including those described in the Company’s Securities and Exchange Commission Reports and Filings.

Certain Statements contained in this News Bulletin that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward looking statements because they involve unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied. Forward looking statements may be identified by words such as estimates, anticipates, projects, plans, expects, intends, believes, should and similar expressions and by the context in which they are used. Such statements are based upon current expectations of the Company and speak only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which they are made.

Statements concerning the establishments of reserves and adjustments for dated and obsolete products, expected financial performance, on-going business strategies and possible future action, which Hemagen intends to pursue to achieve strategic objectives, constitute forward-looking information. The sufficiency of such reserves and adjustments, expected performance, implementation of on-going business strategies and possible future action, the achievement of financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward looking statements, include without limitation, management’s analysis of Hemagen’s assets, liabilities and operations, the failure to sell date sensitive inventory prior to its expiration, the inability of particular products to support goodwill allocated to them, competition, new product development by competitors which could render particular products obsolete, the inability to develop or acquire and successfully introduce new products or improvements of existing product costs and difficulties in complying with laws and regulations administered by the U. S. Food and Drug Administration and the ability to assimilate successfully product acquisitions.